

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2012

Via facsimile
Stolfin Wong
President, Chief Executive Officer, Chief Financial Officer,
Secretary, Treasurer, Director
Kwest Investment International Ltd.
Suite 204, 15615 102 Avenue
Edmonton, Alberta, T5P 4X7

> **Re:** **Kwest Investment International Ltd.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 23, 2012**
> **File No. 333-176350**

Dear Mr. Wong:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Business, page 5

1. We note your response to prior comment 3 of our letter dated January 5, 2012 and the revised disclosure on pages 5 and 49. We continue to believe that you should more specifically identify each related party, including the relative ownership percentages, and quantify each amount owed or paid to each related party. In this regard, when referring to "Kimura Lake," "0829436 BC Ltd." and "BC Company," please identify each individual owner and his or her ownership percentage and consider using a chart to detail the ownership percentages and relationships among the parties. Finally, please revise to clarify whether your references to "Kwest (Alberta)" refer to you or, alternatively, revise to identify Kwest (Alberta).

2.   We note the commission expenses and consulting expenses disclosed on page 5. Please identify each individual that received commission expenses and consulting expenses and quantify each amount received by each individual. Please explain why such consulting expense should not be treated as compensation.

Financial Summary Information, page 7

3.   We note your response to prior comment 4 and reissue the comment. Net income (loss) as presented for six months ended October 31, 2011 is ($46,028); per your unaudited consolidated statements of operations, such amount is ($44,723). Please revise, ensuring all amounts within your entire prospectus agree to the financial statements provided or tell us why such presentation is appropriate.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-5

4.   We note your response to prior comment 6 and reissue the comment. Please amend your filing to begin the reconciliation of Net cash used in operating activities with Net loss ($83,325 for year ended April 30, 2011) or tell us why your currently presentation is appropriate. Refer to ASC 230-10-45-28. Please also ensure that your Consolidated Statements of Stockholders' Equity also uses Net income (loss), not Net loss available to equity stockholders for both your annual and interim financial statements.

Note 4 – Related Party Transactions and Balances, page F-10

5.   We note your response to prior comment 7. Please elaborate on your response wherein your consider KWest and 0829436 BC Ltd. to be entities under common control based on significant management and not ownership. Please also indicate the ownership percentage of such director of KWest that holds a 50% ownership interest in 0829436 BC Ltd.

Interim Consolidated Financial Statements, page F-14

6.   Please ensure that you indicate on the face of your interim financial statements that such amounts presented are stated in Canadian dollars.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3763 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Michael J. Morrison, Esq.